SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2005**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from............to....................

Commission file number **1-13948**

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Schweitzer-Mauduit International, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

1. **Financial Statements and Schedules**

The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2. **Schweitzer-Mauduit International, Inc. Retirement Savings Plan**

The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedule of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan is set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3. **Exhibits**

10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23.1	Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Human Resources Committee of
Schweitzer-Mauduit International, Inc., as Plan
Administrator of the Schweitzer-Mauduit
International, Inc. Retirement Savings Plan

Date: June 28, 2006

By: William R. Foust

William R. Foust
Chairman, Human Resources
Committee and Vice President -
Administration

EXHIBIT INDEX

Exhibit	**Description**
10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23.1	Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

Exhibit 23.1

Berman
Hopkins
& Wright
LaHam
CPAs, LLP

partners:
John R. Hopkins
James A. Wright, Jr.
James S. LaHam
Ross A. Whitley
W. Ed Moss, Jr.
Phillip J. Hayes
Brian L. Nemeroff

320 Fortenberry Road
Merritt Island
Florida 32952
phone 321-453-2020
fax 321-459-1026

307 E. New Haven Ave.
Suite One
Melbourne
Florida 32901
phone 321-727-2353
fax 321-676-3923

480 N. Orlando Ave
Suite 218
Winter Park
Florida 32789
phone 407-644-5811
fax 407-644-6022

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 33-99812, No. 33-99814, No. 33-99816, No.33-99848, No. 333-74634, No. 333-105986 and No. 333-105998 of Schweitzer-Mauduit International, Inc. on Form S-8 of our report dated May 26, 2006, appearing in this Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan for the year ended December 31, 2005.

Berman Hopkins Wright & LaHam, CPA's, LLP

Berman, Hopkins, Wright & LaHam, CPAs, LLP

Melbourne, Florida
May 26, 2006

EXHIBIT 99.1

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule for the Year Ended December 31, 2005, and Report of Independent Registered Public Accounting Firm.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Other schedules required under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Berman Hopkins Wright & LaHam
CPAs, LLP

partners:
John R. Hopkins
James A. Wright, Jr.
James S. LaHam
Ross A. Whitley
W. Ed Moss, Jr.
Phillip J. Hayes
Brian L. Nemeroff

320 Fortenberry Road
Merritt Island
Florida 32952
phone 321-453-2020
fax 321-459-1026

307 E. New Haven Ave.
Suite One
Melbourne
Florida 32901
phone 321-727-2353
fax 321-676-3923

480 N. Orlando Ave
Suite 218
Winter Park
Florida 32789
phone 407-644-5811
fax 407-644-6022

**Schweitzer-Mauduit International, Inc.
Retirement Savings Plan:**

We have audited the accompanying statements of net assets available for benefits of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berman Hopkins
Wright & LaHam, CPA's, LLP

May 26, 2006
Melbourne, Florida

Certified Public Accountants • Business Consultants • Profit Advisors • AICPA SEC Practice Section

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 and 2004

	2005	2004
Assets		
Investments at fair value:		
Short-term cash investments	$ 829,755	$ 1,212,053
Schweitzer-Mauduit International, Inc. common stock	14,241,983	19,992,272
Kimberly-Clark Corporation common stock	-	4,026,322
Trust commingled funds	6,076,367	3,673,339
Shares of registered investment companies	26,624,664	23,142,257
Total investments at fair value	47,772,769	52,046,243
Receivables:		
Accrued investment income	2,368	27,514
Participants' contributions	-	121,992
Employer's contributions	-	40,599
Total receivables	2,368	190,105
Net Assets Available for Benefits	$ 47,775,137	$ 52,236,348

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS		
Investment income (loss):		
Net depreciation in fair value of investments	$ (3,271,309)	
Dividend income	359,933	
Interest income	27,627	
Total investment loss		$ (2,883,749)
Contributions:		
Participants' contributions	3,186,297	
Employer's matching contributions	962,472	
Other employer's contributions	170,860	
Rollovers from other plans	80,287	
Total contributions		4,399,916
Total additions		1,516,167
DEDUCTIONS		
Distributions to participants	(5,977,378)	
Total deductions		(5,977,378)
Decrease in net assets available for benefits		(4,461,211)
Net Assets Available for Benefits - Beginning of Year		52,236,348
- End of Year		$ 47,775,137

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. PLAN DESCRIPTION AND FUNDING POLICY

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan. Hourly U.S. employees of the Company, represented by collective bargaining agreements (CBA) are eligible to participate in accordance with their CBA. Spotswood, Ancram and Lee Hourly employees are eligible to participate following one month, four months (12 months effective November 8, 2004), and six months, respectively, of continuous service. Salaried U.S. employees of the Company are eligible to participate in the Plan following one month of continuous service. The Board of Directors of the Company or its delegatee may change the eligibility and other provisions of the Plan from time to time.

Contributions and Vesting - An eligible hourly or salaried employee may elect to participate in the Plan and have the Company make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the employer before federal income taxes are withheld) on the participant's behalf. Such contributions may be any whole percentage of 1% to 15% of the participant's base hourly wages or salary rate. A participant may also make unrestricted after-tax contributions in whole percentages of 1% to 10% of his base hourly wages or base salary rate as long as the total of 401(k) and unrestricted after-tax contributions for any employee do not exceed 20% of the participant's base hourly wages or base salary for any employee. Participants are immediately vested in their contributions plus actual earnings thereon. Participants who are at least age 50 as of the end of the plan year may make "Catch up contributions" in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Employer matching contributions, which are invested entirely in the Schweitzer-Mauduit International, Inc. ("SMI") Stock Fund, are made at 50% of qualifying participant contributions, which are up to 6% of the participant's annual base hourly wage or base salary. A participant is cliff-vested in employer matching contributions after completion of three years of service. Effective January 1, 2006, employer matching contributions will be invested the same way the participant directs the investment of their contributions, instead of being automatically invested in the SMI Stock Fund. The following changes were made effective January 1, 2006 to the Plan as it applies to salaried employees. Contributions for salaried employees will be based on their pension pay instead of just base salary. Pension pay includes base salary, overtime pay, holidays and vacation taken as time off, and annual incentive bonus, if any, but excludes any other special or unusual compensation, such as unused prior year vacation paid in cash. Employer matching contributions will be made on the first 10% of their 401(k) contributions, increased from 6%, and on any catch-up contributions made. If a salaried employee's 401(k) contributions reach the federal limit for the year before they have contributed the full 10% allowed, After-tax Matched contributions will be allowed so that the participant can receive the maximum company matching contributions. Employer matching contributions will be 100% of the first 3% of matched contributions, 50% of the next 5% of matched contributions, and 25% of the final 2% of matched contributions. There will also be employer matching contributions equal to 25% of "catch-up" contributions made by a salaried participant.

In 1998, the Company terminated the Pension Trust of Schweitzer-Mauduit International, Inc. ("Schweitzer Trust") and amended the Plan such that participants could transfer their existing annuity contracts maintained under the Schweitzer Trust to the Plan. The Plan purchased annuities from Northwestern Mutual Life Insurance Company. An employee could elect this option, known as Northwestern Insurance Policy Account ("NIPA"), if the employee was eligible to participate in the Pension Trust of Schweitzer-Mauduit International, Inc. on April 7, 1998. The first contracts were transferred in 1999. Until July 2002, the Company made contributions each January equal to 5% of the participant's estimated annual earnings for the first annuity contract, and the amount of the net premiums thereafter. Estimated annual earnings represent the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in the cash surrender value of any policies or contracts. Since July 2002, participants in the NIPA have the option to transfer the value of their existing annuity contracts to the Schweitzer Trust Fund Account ("STFA") and invested in the other funds within the Plan at any time. A participant may not re-elect the NIPA at a future date. Under the STFA option, the Company will make contributions in an amount equal to 1% (2% before January 1, 2005) of the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in their STFA account value. Effective July 2003, future hires are not eligible to participate in the STFA option.

Effective April 1, 2004, the SWM stock fund was converted to an ESOP (Employee Stock Ownership Plan) allowing employees to receive dividends paid from the plan without the early distribution penalty. Investments of the Plan are participant directed, with the exception of employer matching contributions prior to January 1, 2006. Effective January 1, 2004, employees are eligible to transfer accumulated employee or employer contributions daily. Previously, employees were eligible to transfer accumulated employer matching contributions once every three months. Employer matching contributions paid during the years ended December 31, 2005 and December 31, 2004, were $966,924 and $990,878 respectively.

There are limitations on 401(k), unrestricted after-tax and employer-matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Internal Revenue Code (the "Code"). A participant affected by such limitations may have a portion of his or her contributions returned.

Investment Options - Contributions by and on behalf of a participant are invested in one or more of the following separate funds as determined by the participant. The following descriptions of the funds were obtained directly from the fund's prospectus:

2005 and 2004 Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Conservative Allocation Fund	The fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Aggressive Allocation Fund	The fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
VanKampen Comstock A Fund	The fund invests in primarily equity securities, including common stock, preferred stock and convertibles of larger companies offering long-term investment growth and income.
T. Rowe Price Growth Advantage Fund	The fund invests in common stock of larger companies offering strong or improved long-term investment growth; income is secondary.
MFS Research International Fund (Effective 12/29/2004) Fidelity Advisors Diversified Int'l Fund (2004) Janus Overseas Fund (2003 – 1/7/2004)	The fund invests in stocks of companies based outside the United States.
Northwestern Mutual Life Insurance Fund	The fund invests in annuity contracts of Northwestern Mutual Life Insurance Company.
SMI Stock Fund	The fund invests in common stock of the Company. (Employer matching contributions are automatically invested in this fund.)
Kimberly-Clark Stock Fund (Eliminated effective 3/1/2005)	The fund holds investments in common stock of Kimberly-Clark Corporation.

Each of the above funds invests in money market funds on a short-term basis around or between trade and/or settlement dates and to maintain a minimum level of liquidity.

Participant Accounts - Contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. A separate account is maintained on behalf of each participant for each fund. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals - Any participant may withdraw, during employment, the value of the participant's unrestricted after-tax and rollover accounts and, if vested, the value of employer matching and STFA contributions which have been in the Plan for at least two years. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, in the case of hardship or after attaining age 59-1/2. The participant will be required to suspend subsequent contributions to the Plan for 6 months following any withdrawal from the participant's 401(k) account.

Payment of Benefits and Forfeitures - Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, because of total and permanent disability or death, or because of a certain group's termination, the value of the participant's accounts, including the value of all employer matching contributions, is distributable. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions. The amount of forfeitures in 2005 and 2004 were $4,452 and $7,067, respectively. Distributions may, at the option of the participant and subject to applicable law, be in a lump sum as either cash or shares of the Company's common stock or until March 1, 2005 Kimberly-Clark Corporation stock (to the extent such participant's rollover account holds any such stock).

Other - A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Company the number of shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts as of the record date for the meeting. In addition, the participant has the right to determine whether shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts should be tendered in response to offers therefor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – Investments in short-term cash investments, common stock, trust commingled funds, and registered investment companies were held by Wells Fargo Bank Minnesota (the "Trustee") for the years ended December 31, 2005 and December 31, 2004. All investments are stated at fair value. The fair values of Schweitzer-Mauduit International, Inc. (the "Company") common stock and Kimberly-Clark Corporation common stock held by the Plan are determined as the last selling prices on the last business day of the period, as published in an independent source. The fair values of investments in commingled funds and shares of registered investment companies are determined by the Plan's proportionate shares of the fair values of the underlying investments. The fair values of such underlying investments are determined as follows: last selling price on the last business day of the period, as published in an independent source, for securities traded on major U.S. and Canadian exchanges, latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the period, institutional traders' round lot evaluations as of the last business day of the period for marketable securities of the U.S. government and its agencies, or an estimate by the Trustee if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Funds under the Plan's investment contract with the Northwestern Mutual Life Insurance Company ("Northwestern") have been allocated and applied to purchase annuities (that is, Wells Fargo is obligated to pay the related benefits) and are excluded from the Plan's assets.

Expenses - Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from Plan assets. Other fees and expenses are paid by the Company.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements of net assets available for plan benefits.

3. PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2005, the Plan held 574,737 shares of the Company's common stock, and 10,500 shares were acquired and 24,637 shares were disposed of during the year ended December 31, 2005. At December 31, 2004, the Plan held 588,874 shares of the Company's common stock, and 22,880 shares were acquired and 8,448 shares were disposed of during the year ended December 31, 2004.

Investments in commingled funds, including short-term cash investments in money market funds, which are managed by the Trustee, aggregated $6,906,122 and $4,885,392 at December 31, 2005 and 2004, respectively.

The above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE PLAN

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested in their accounts. Management of the Company has indicated it has no current intentions to terminate the Plan.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the plan administrator as well as plan counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

6. INVESTMENTS

During 2005 and 2004, the Plan's investments appreciated/(depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year), as follows:

	Year Ended December 31, 2005	2004
SMI Stock Fund	$ (5,387,733)	$ 2,434,043
Kimberly-Clark Stock Fund	(15,128)	490,543
Neenah Paper Inc.	-	9,607
Wells Fargo Stable Return Fund	228,421	107,665
Wells Fargo Index Fund	209,928	490,066
Franklin Balance Sheet Fund	668,762	1,112,591
MFS Research International Fund	509,689	15,440
Fidelity Adv Divers International Fund	-	350,749
Janus Overseas Fund	-	43,811
T Rowe Price Growth Advantage Fund	37,838	19,231
Van Kampen Common Stock Fund	47,097	43,882
Wells Fargo Conservative Allocation Fund	10,625	15,417
Wells Fargo Moderate Balanced Fund	48,728	62,863
Wells Fargo Aggressive Allocation Fund	70,370	99,819
Wells Fargo Growth Balanced Fund	300,094	500,411
Net appreciation/(depreciation) in the fair value of investments	$ (3,271,309)	$ 5,796,138

Investments representing 5% or more of total plan assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
SMI Stock Fund	$ 14,241,983	$ 19,992,272
Wells Fargo Growth Balanced Fund	6,710,257	6,600,109
Franklin Balance Sheet Fund	6,584,347	5,184,032
Wells Fargo Stable Return Fund	6,076,367	3,673,339
Wells Fargo Index Fund	4,683,127	5,194,466
Kimberly-Clark Stock Fund	-	4,026,322

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i, December 31, 2005

Plan No. 002
EIN No. 62-1612879

	Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value
*	Wells Fargo Bank Minnesota, N.A.	Short-term Cash Investments	N/A	$829,755	$829,755
		Corporate Common Stock:			
*	Schweitzer-Mauduit International, Inc.	Schweitzer-Mauduit International, Inc. Common Stock	574,737	13,209,703	14,241,983
		Trust Commingled Fund:			
*	Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	155,964	(A)	6,076,367
		Shares of Registered Investment Companies:			
*	Wells Fargo Bank Minnesota, N.A.	Index Fund	93,532	(A)	4,683,127
*	Wells Fargo Bank Minnesota, N.A.	Franklin Balance Sheet Fund	106,664	(A)	6,584,347
*	Wells Fargo Bank Minnesota, N.A.	MFS Research International Fund	220,429	(A)	3,793,587
*	Wells Fargo Bank Minnesota, N.A.	T. Rowe Price Growth Advantage Fund	24,684	(A)	696,092
*	Wells Fargo Bank Minnesota, N.A.	Van Kampen Common Stock Fund	51,775	(A)	922,106
*	Wells Fargo Bank Minnesota, N.A.	Conservative Allocation Fund	20,967	(A)	397,737
*	Wells Fargo Bank Minnesota, N.A.	Moderate Balanced Fund	65,852	(A)	1,382,894
*	Wells Fargo Bank Minnesota, N.A.	Aggressive Allocation Fund	101,502	(A)	1,454,517
*	Wells Fargo Bank Minnesota, N.A.	Growth Balanced Fund	230,356	(A)	6,710,257
		Total Shares of Registered Investment Companies			26,624,664
	Total Investments				$47,772,769

* Sponsor and/or issuer known to be a party-in-interest to the Plan.
(A) Cost information is not required to be presented for participant-directed investments.